UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                             SKYVIEW HOLDINGS CORP.
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                                (Name of Issuer)


                    Common Stock, par value $.00001 per share
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                         (Title of Class of Securities)


                                      None
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                                 (CUSIP Number)


                               David M. Kaye, Esq.
                       Danzig Kaye Cooper Fiore & Kay, LLP
                          30A Vreeland Road, Suite 230
                         Florham Park, New Jersey 07932
                                 (973) 443-0600
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       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)


                                 April 23, 2007
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                                          Page 2
                                  SCHEDULE 13D

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CUSIP No.           None
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1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Donald R. McKelvey
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

     (a) [ ]
     (b) [ ]
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3    SEC USE ONLY
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4    SOURCE OF FUNDS (See Instructions)

     PF
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5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(D) OR 2(E)

     [ ]
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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
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    NUMBER OF           7    SOLE VOTING POWER
     SHARES
   BENEFICIALLY              2,500,000
    OWNED BY            --------------------------------------------------------
      EACH              8    SHARED VOTING POWER
   REPORTING
     PERSON                  0
      WITH              --------------------------------------------------------
                        9    SOLE DISPOSITIVE POWER

                             2,500,000
                        --------------------------------------------------------
                        10   SHARED DISPOSITIVE POWER

                             0
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,500,000
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See Instructions)

     [ ]
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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     50.0%
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14   TYPE OF REPORTING PERSON (See Instructions)

     IN
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
                                                                          Page 3

Item 1.  Security and Issuer

         The title and class of equity securities to which this Schedule 13D relates is Common Stock, par value $.00001 per share (the "Common Stock"), of Skyview Holdings Corp., a Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 68 Skyview Terrace, Clifton, New Jersey 07011.

Item 2.  Identity and Background

(a) This statement is being filed by Donald R. McKelvey (the "Reporting Person"), individually.

(b) The principal business address of the Reporting Person is 68 Skyview Terrace, Clifton, New Jersey 07011.

(c) The Reporting Person is the Issuer's President, Secretary, Treasurer and a director. The Reporting Person's present principal occupation or employment is that of a private investor.

(d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) The Reporting Person has not, during the last five years, been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding of any violation with respect to such laws.

(f)      The Reporting Person is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Considerations

         The aggregate amount of funds used to purchase the shares of Common Stock reported herein as being held by the Reporting Person was $25.00. The source of such funds were the personal funds of the Reporting Person.

Item 4.  Purpose of Transaction

         The Reporting Person acquired the securities for investment purposes.

Item 5.  Interest in Securities of the Issuer

(a) The Reporting Person currently beneficially owns 2,500,000 shares of Common Stock of the Issuer, which represents 50.0% of the Issuer's Common Stock based on 5,000,000 shares of Common Stock issued and outstanding.

(b) The Reporting Person has the sole power to vote or direct the vote, and to dispose or direct the disposition of such shares.

(c) Such shares were acquired by the Reporting Person from the Issuer effective January 12, 2007.

(d) Other than the Reporting Person, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 2,500,000 shares of Common Stock owned by the Reporting Person.

(e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         None.

Item 7.  Material to Be Filed as Exhibits

         None.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   April 23, 2007



/s/ DONALD R. MCKELVEY
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Donald R. McKelvey